UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934

For the months of April, May and June 2007.

Commission File Number 0-17164

Copernic Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

INTERIM FINANCIAL REPORT - FOR SIX MONTHS ENDED JUNE 30, 2007

On August 9, 2007, the registrant filed with the Ontario Securities Commission its Interim Financial Report for the second quarter ended June 30, 2007. A copy of the registrant’s Interim Financial Report is furnished herewith as Exhibit 99.1.

On August 9, 2007, the registrant filed with the Ontario Securities Commission Form 52-109F2 Certification of Interim Filings for each of its President and Chief Executive Officer, Martin Bouchard, and its Executive Vice President and Chief Financial Officer, Daniel Bertrand, (collectively, the “Certifications”) relating to the second quarter ended June 30, 2007. Copies of the Certifications are furnished herewith as Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copernic Inc.
(Registrant)

Date: August 10, 2007	By:	/s/ Daniel Bertrand
(Signature) Daniel Bertrand, Executive Vice-President and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Financial Report for the six months ended June 30, 2007
99.2	Form 52-109F2 Certification of Interim Filings of the President and Chief Executive Officer
99.3	Form 52-109F2 Certification of Interim Filings of the Executive Vice President and Chief Financial Officer